Exhibit 99.1

VIÑA CONCHA Y TORO ANNOUNCES ITS CONSOLIDATED

THIRD QUARTER 2016 RESULTS

Santiago, Chile, November 25th, 2016 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the third quarter 2016 ended September 30th, 2016.

Principal Figures for the 3Q2016

-	Stands out, the growth collected in commercialized volumes during the quarter, registering an increase of 6.5% as resultant of higher sales in main markets of the Company. The increase in volumes was mainly offset by FX fluctuations that impacted negatively the growth in Revenues, keeping them in line with the reported revenues in 3Q2015, totaling Ch$169,800 million during the quarter. The accumulated figure registered an increase of 7.5% in commercialized volumes, totaling Ch$475,247 million, representing higher sales of 7.0% as compared to 9M2015.

-	Sales of Casillero de Diablo, core brand among premium portfolio, registered higher sales of 8% during the quarter, highlighting the performance in United Kingdom, Japan, Germany, Ireland and Denmark. Accumulated sales represented an increase of 12%, highlighting the performance of Casillero del Diablo in United Kingdom, Holland, Ireland, Chile, Canada, Japan and China.

-	The Operating Income plus Depreciation and Amortization registered a margin of 14.1% over sales, representing a drop of 189 bp in comparison to 3Q2015, as resultant of a negative impact derived from FX fluctuations during the quarter and a higher cost of the wine affected by a weak 2016 harvest where volumes dropped 21%. The accumulative figure registered an increase of 7.3%, reaching a margin of 14.2% over sales, compared to the 14.1% in 9M2015.

-	The Net Income decreased a 14.6% totaling Ch$13,512 million during the quarter, impacted by a negative impact derived from FX fluctuations and a higher cost of the wine. The figure accumulated as of September 30th, 2016, totaled Ch$34,057, representing an increase of 7.4%, in comparison to the Ch$31,714 million registered in 2015.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

Summary

In an uncertain and volatile scenario for the FX after the Brexit, the Company’s results are showing a positive trend in volume growth in main markets. The increase in volumes has been mainly offset by the FX impact due to the depreciation of principal currencies in which the Company is carrying its sales, affecting margins during the quarter.

As a resultant of the mentioned scenario, in order to keep the profitability in the medium term and considering the impact of the FX is similar among the main exporter countries; the Company started a price adjustment process in its main markets. Additionally, in line with the complexities generated by this volatile FX scenario, the Company has been assessing several initiatives in order to obtain efficiencies in its processes and brand´s investments that will allow it to reduce the impact that a volatile FX scenario could be causing.

In the United Kingdom, the main export market, the Company implemented an increase in prices in order to mitigate the impact of the Pound’s devaluation, initiative that could set a scenario affected by deceleration in volume sales in next quarters. Nevertheless higher sales (+7.4%) were registered during the quarter in terms of volume. It is important to remark the strong perception and consumer’s preferences that our brands have in the UK market. The Company’s core brands stand out for their leading position, capable to reach a strong positioning as Casillero del Diablo which is one of the Top 5 selling brands in the off-trade and the top selling cabernet sauvignon in UK. In same line, Cono Sur is the top selling pinot noir, while Trivento Reserve is the top selling malbec in the UK market.

In Asian markets, stand out the performance and dynamism shown by Japan (+24%), South Korea (+29%) and to a lesser extent in China (+4%), in terms of volumes. It is important to highlight the performance of the Company’s premium brands in hands of Concha y Toro, Cono Sur and Maycas del Limarí. The Canadian market grew 13% in volumes, driven by higher sales of Cono Sur’s brands, Palo Alto and Frontera. In UK, sales increased 7.4% in cases based on the performance of core brands: Casillero del Diablo (+14%), Trivento Reserve (+34%) and Frontera (90%). While the growth in Latin American markets, were led by Mexico, Costa Rica and Ecuador.

In Chile, sales increased 5.4% in volume, highlighting the performance of the premium category with a growth of 7%. Higher sales were exhibited in Concha y Toro’s premium portfolio: Casillero del Diablo Leyenda and Reserva Privada, Cono Sur 20 Barrels and Cono Sur Reserva.

Regarding Fetzer Vineyards, stands out the increase of 20% in cases sold in exports markets. About the domestic market, after two quarters registering high-single digit growth, the third quarter collected flat bottled volumes in line with the third quarter of 2015. Bottled sales accumulated to September of 2016 registered an increase of 5.7%, in line with the estimates for this year. After a consolidation and positioning process, Fetzer is presenting an attractive portfolio conformed by brands like Fetzer, the organic brand Bonterra and the new and innovative Zinfandel 1000 Stories.

In Argentina, sales of Trivento Bodegas y Viñedos – the Argentinean subsidiary – increased 17.7% in volume. Higher sales are explained by higher commercialized volume in export markets (10.3%) and the domestic market (34.4%). In addition, export sales were positively impacted by the removal of the exchange rate control in December of 2015, giving them the competitiveness lost in the past.

The Operating Income plus Depreciation and Amortization decreased 16.7% totaling Ch$23,889 million during the quarter, representing a margin of 14.1% over sales. The lower result is explained by a combined effect of higher commercialized volumes, a premiumization of sales offset by a negative contribution from FX fluctuations registered during the third quarter and a higher cost of the wine (derived by a weak harvest that dropper 21% during 2016).

Finally, the Net Income attributable to owners of the company totaled Ch$13,512 million, registering a decrease of 14.6% in the quarter.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

2

Third Quarter 2016 Results

1.	Consolidated Sales

Consolidated sales practically remained flat registering a slight drop of 0.2% and totaling Ch$169,800 million during the quarter. Higher commercialized volumes in main markets were mainly offset by a negative impact derived from exchange rate fluctuations. Refer to Table N°1.

Table 1

Total Sales

				Change			Change
Total Sales (*) (in Ch$ million)		3Q16	3Q15	(%)	9M 2016	9M 2015	(%)
Chile Domestic Market - wine		20,182	18,844	7.1%	52,359	47,655	9.9%
Export markets (1)		111,215	113,726	-2.2%	312,033	295,053	5.8%
Argentina Domestic		2,168	1,991	8.9%	5,127	4,497	14.0%
Argentina Exports (2)		5,678	5,342	6.3%	15,958	13,892	14.9%
U.S.A. Domestic		15,649	15,582	0.4%	43,084	40,294	6.9%
U.S.A. Exports (2)		1,473	1,315	12.0%	4,260	3,717	14.6%
Total Wine Operating Segment		156,365	156,801	-0.3%	432,821	405,107	6.8%
Chile Domestic Market - new business		11,447	11,320	1.1%	37,338	33,419	11.7%
Other Revenues		1,988	2,086	-4.7%	5,089	5,602	-9.2%
Total Other Operating Segment		13,435	13,406	0.2%	42,427	39,021	8.7%
Consolidated Sales		169,800	170,206	-0.2%	475,247	444,128	7.0%

				Change			Change
Total Volume (*) (thousand liters)		3Q16	3Q15	(%)	9M 2016	9M 2015	(%)
Chile Domestic Market - wine		20,006	18,985	5.4%	52,709	49,515	6.4%
Export markets (1)		58,276	54,209	7.5%	156,983	146,951	6.8%
Argentina Domestic		1,634	1,215	34.4%	5,122	3,444	48.7%
Argentina Exports (2)		3,075	2,787	10.3%	8,038	7,239	11.0%
U.S.A. Domestic		4,068	4,430	-8.2%	11,801	12,072	-2.2%
U.S.A. Exports (2)		495	412	20.0%	1,388	1,115	24.5%
Total Wine Operating Segment		87,553	82,039	6.7%	236,041	220,336	7.1%
Chile Domestic Market - New Business		5,763	5,562	3.6%	18,870	16,774	12.5%
Total Other Operating Segment		5,763	5,562	3.6%	18,870	16,774	12.5%
Consolidated Volume		93,316	87,601	6.5%	254,911	237,110	7.5%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	1,008.8	992.5	1.6%	993.4	962.4	3.2%
Export Markets	US$	2.93	3.13	-6.4%	2.99	3.19	-6.1%
Argentina Domestic	US$	2.01	2.50	-19.8%	1.80	2.16	-16.7%
Argentina Exports	US$	3.09	3.11	-0.5%	3.11	3.20	-2.7%
U.S.A. Domestic	US$	5.84	5.50	6.3%	5.42	5.44	-0.4%
U.S.A. Exports	US$	4.50	4.77	-5.7%	4.54	5.22	-13.1%

(1)	Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2)	This figure excludes shipments to the company’s distribution subsidiaries.

(*)	This figure includes bulk wine sales.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

3

1.1.   Consolidated Sales in Wine Operating Segment

Consolidated Sales that come from Wine sales dropped slightly 0.3% during the third quarter of 2016 driven by higher commercialized volumes, a premiumization of sales, and a negative effect derived from exchange rate fluctuations.

1.1.1.      Export Sales

Export sales from Chile and distribution subsidiaries decreased 2.2% to Ch$111,215 million as compared to Ch$113,726 million in 3Q2015. The drop is explained by higher commercialized volumes (+7.5%) which were offset by a negative contribution due to the FX movements during the quarter (highly influenced by the Brexit).

According to the Chilean Central Bank, the Chilean peso appreciated against the pund (17.2%), U.S. dollar (2.3%), Euro (1.9%), Swedish crown (2.7%), Norwegian crown (3.5%), Canadian dollar (2.0%), Mexican peso (14.4%) and Argentinean peso (39.5%). In the opposite, the Chilean peso just depreciated against the Brazilian Real (6.6%), depreciation that was not enough to offset the negative impact of the other currencies.

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Third Quarter 2016

In the third quarter, most markets showed increasing, highlighting the growth of bottled wine in Canada (+8.2%), driven by the performance of Cono Sur’s brands, Palo Alto Reserva and Frontera. In Asia, volumes grew 16.8%, highlighting the sales collected by the premium portfolio fo Concha y Toro (+12%), Cono Sur (+100%) and Maycas del Limarí (+370%). In Europe, volumes increased 5.5% boosted by sales of Casillero del Diablo (+16%), Trivento Reserve (+31%), Frontera (+9%) and Cono Sur Bicicleta (+11%). South America (+6.5%), Central America & the Caribbean (+8.4%) and Africa (+60%) registered higher commercialized volumes as well. In the opposite, exports to U.S. dropped 5.0% during the quarter.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

4

1.1.2.      Domestic Sales, Chile

Domestic wine sales increased 7.1% in value totaling Ch$20,182 million. Commercialized volumes grew 5.4% adding 2.2 million cases, while the average sales price rose 1.6% in the quarter.

Premium categories registered an increase of 6.8% in cases, while Non-Premium categories increased 5.3%. Premium (and above) categories represented 8.0% of the domestic volume and 29.1% of domestic sales in Chilean pesos.

In terms of market share, the Company reached a 27.7%, being one of the three main wineries in the domestic market (accumulative figure as of September 2016 according to Nielsen)

1.1.3.      Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 7.0% to Ch$7,846 million as a resultant of higher sales in Export Markets (+6.3%) and domestic market (+8.9%).

In terms of volume, sales in Export Markets grew 10.3% while the Domestic Market increased 34.4%. In the quarter, export sales totaled 342 thousand of cases. Regarding the domestic market, the 3Q2016 totaled sales of 182 thousand of cases.

The average sales price, in U.S. dollars, registered in the domestic market dropped 19.8% reaching US$2.01 per liter during the quarter, impacted by the depreciation of the Argentinean peso. In export markets, the average sales price decreased 0.5% reaching US$3.09 per liter.

1.1.4.      U.S.A (Fetzer)

During the third quarter of 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 1.3% totaling Ch$17,122 million, driven by higher sales in export markets as well in domestic market, both in terms of value.

In terms of volume, bottled sales rose 1.6% totaling 503 thousand of nine liter cases in the third quarter. Stands out the growth collected in Export Markets, where commercialized volumes increased 20.0% during the quarter, based on a good performance of Anthony’s Hill, Little Black Dress and 1000 Stories. Regarding the domestic market, bottled sales registered a slight drop (-0.3%). In a different trend, the average sale price in the domestic market registered an increase of 6.3% during the quarter, positively influenced by the strong performance of 1000 Stories.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

5

1.2.   Consolidated Sales in Others Operating Segment

Consolidated Sales that come from the Others sales slightly increased 0.2% during the third quarter of 2016.

1.2.1.      Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “VCT Chile” (former “Comercial Peumo”), including premium beer and spirits increased 1.1% totaling Ch$11,447 million. In terms of volume, sales rose 3.6%, totaling 5.8 million liters. Since September 1st, 2016, VCT Chile is not distributing Monster energy drink anymore, due to the closure of the distribution agreement.

1.2.2.      Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, decreased 4.7% to Ch$1,988 million, in comparison to the 3Q2015.

2.      Cost of Sales

In the quarter, the total cost of sales increased 3.4% to Ch$105,870 million from Ch$102,362 million in 3Q2015. The cost of sales as a percentage of total sales reached 62.3%, representing a drop of 221bp in comparison to 3Q2015. The higher cost is explained by a higher cost of the wine, as resultant of a weak Chilean harvest in 2016, highly impacted by rains faced in April of 2016. The mentioned situation negatively impacted the Gross Margin, which reached a 37.7% over sales, in comparison to the 39.9% registered in 3Q2015.

3.      Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 4.4% to Ch$48,128 million in 3Q2016 compared to Ch$46,111 million in 3Q2015. As a percentage of sales, SG&A reached 28.3%, representing an increase of 125bp over the figure registered in 2015. Higher expenses in the distribution, as a resultant of marketing investments and promotions during the quarter explain the increase on the SG&A.

4.      Operating Income

In the third quarter, the Operating Income dropped 16.7% totaling Ch$17,667 million in comparison to Ch$21,216 million in 3Q2015. The operating margin as a percentage of sales reached 10.4% over total sales, as compared to the 12.5% registered in 3Q2015. The Operating Income was impacted by FX fluctuations, a higher cost of the wine and higher expenses.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

6

5.      Operating Income plus Depreciation and Amortization

In the quarter, the Operating Income plus Depreciation and Amortization decreased 12.1% totaling Ch$23,889 million in comparison to Ch$27,169 million in 3Q2015. The operating income plus depreciation and amortization margin as a percentage of sales reached 14.1%. A lower margin is a resultant of a negative contribution derived from exchange rate fluctuations, a higher cost of the wine and higher expenses.

6.      Non-Operating Income

The Non-Operating Income registered an improvement of Ch$478 million, reducing the loss of Ch$934 million registered in 3Q2015 to Ch$456 million in 3Q2016.

Financial expenses registered an increase of 8.6% totaling Ch$2,663 million in the quarter, in comparison to the Ch$2,452 million obtained during the same period of 2015.

As of September 30th, 2016, Net Financial Debt1 amounted to Ch$193,841 million, representing a decrease of Ch$36,430 million as compared to the Net Financial Debt as of September 30th, 2015.

7.      Net Income and Earnings per Share (EPS)

Finally, the Net Income totaled Ch$13,512 million, registering a decrease of 14.6% in the quarter. The figure over sales reached 8.0%. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$18.1 per share in comparison to Ch$21.2 registered during the 3Q2015.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

7

Accumulated Results as of September 30th, 2016

1.      Consolidated Sales

Consolidated sales increased 7.0% totaling Ch$475,247 million in the first nine months of 2016. Higher commercialized volumes in main markets and a premiumization in sales explain the growth. Regarding the premiumization of sales, it is important to highlight the role of Trivento and Fetzer, which were fundamental in the consecution of this achievement due to the dynamism and contribution of their sales.

1.1.   Consolidated Sales in Wine Operating Segment

Consolidated Sales that come from Wine sales increased 6.8% in the first nine months of 2016 driven by higher commercialized volumes, a premiumization of sales, highlighting the growth in export market from Chile, Argentina and U.S., as well as the growth in domestic markets in Chile and Argentina.

1.1.1.      Export Sales

Export sales from Chile and distribution subsidiaries increased 5.8% to Ch$312,033 million as compared to Ch$295,053 million in 2015. Higher commercialized volumes (+6.8%) drove the increase in sales during the 2016.

According to the Chilean Central Bank, the Chilean peso depreciated against U.S. dollar (6.2%), Euro (6.4%), Swedish crown (6.4%), Norwegian crown (0.1%) and Canadian dollar (1.3%). In the opposite, the Chilean peso appreciated against the Brazilian Real (5.3%), Sterling pound (3.6%), Mexican peso (9.6%) and Argentinean peso (34.5%).

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Nine Month 2016

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

8

In the first nine months of 2016, most markets showed increasing, highlighting the growth of bottled wine in Asia (22%), boosted by the performance in China (+70%), Japan (+12%), South Korea (+14%) and Singapore (+31%), as a resultant of higher sales of Casillero del Diablo. In Canada, volumes grew 11.6%, driven by the performance of Casillero del Diablo, Frontera, Cono Sur Bicicleta, Palo Alto Reserva and Bonterra. In Europe, volumes increased 6.6% highlighting sales of Casillero del Diablo (+20%), Frontera (+18%), Cono Sur Bicicleta (+16%), Trivento Reserve (+52%) and Bonterra (+6%). South America (6.1%), Central America & the Caribbean (8.8%) and Africa (+25%) registered higher commercialized volumes as well. In the opposite, U.S. dropped 6.7%.

1.1.2.      Domestic Sales, Chile

Domestic wine sales increased 9.9% in value totaling Ch$52,359 million. The commercialized volume grew 6.4% adding 5.9 million cases, while the average sales price rise 3.2% during 2016.

Premium categories registered an increase of 12.8% in cases, keeping the trend that this market has shown in last years, while the Non-Premium categories increased 6.0%. Premium (and above) categories represented 7.8% of the domestic volume and 28.5% of the domestic sales in Chilean pesos.

In terms of market share, the Company reached a 27.7%, being one of the three main wineries in the domestic market (accumulative figure as of September 2016 according to Nielsen)

1.1.3.      Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 14.7% to Ch$21,086 million as a resultant of higher sales in Export Markets (14.9%) and domestic market (14.0%).

In terms of volume, sales in Export Markets grew 11.0% while the Domestic Market increased 48.7%. During 2016, export sales totaled 893 thousand of cases. Regarding the domestic market, sales totaled 569 thousand of cases.

The average sales price, in U.S. dollar terms, registered in the domestic market dropped 16.7% reaching US$1.8 per liter during 2016, impacted by the depreciation of the Argentinean peso. In export markets, the average sales price decreased 2.7% reaching US$3.11 per liter.

1.1.4.      U.S.A (Fetzer)

In the first nine months of 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 7.6% totaling Ch$47,343 million, driven by higher sales in export markets as well in domestic market, both in terms of value.

In terms of volume, bottled sales rise 7.4% totaling 1.5 thousand of cases in 2016. It is important to remark the increase in bottled wine sales in the Domestic Market (+5.7%), boosted by increase in sales of several brands: Bonterra (+4%), Anthony’s Hill (+16%) and the Zinfandel 1000 Stories (+407%). Regarding Export Markets, commercialized volumes collected an increase of 24.5% during 2016, keeping the trend saw in last quarters based on the performance of Fetzer’s brands and Bonterra.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

9

1.2.   Consolidated Sales in Others Operating Segment

Consolidated Sales that come from the Others sales increased 8.7% during 2016, derived from the growth of the distribution of spirits, beers, energy drinks and mineral water.

1.2.1.      Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary ‘VCT Chile’ (former ‘Comercial Peumo’), including premium beer; spirits; and energy drinks increased 11.7% totaling Ch$37,338 million. In terms of volume, sales grew 12.5% totaling 18.9 million liters. Since September 1st, 2016, VCT Chile is not distributing Monster energy drink anymore, due to the anticipated closure of the distribution agreement.

1.2.2.      Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, decreased 9.2% to Ch$5,089 million, in comparison to 2015.

2.      Cost of Sales

During the first nine months of 2016, total costs increased 6.6% to Ch$293,841 million from Ch$275,683 million in 2015. The cost of sales as a percentage of total sales reached 61.8%, representing an improvement of 24bp in comparison to last year. The mentioned improvement influenced positively the gross margin reaching 38.2% as percentage over total sales in comparison to the 37.9% registered in 2015. The lower cost as percentage over sales is explained by a lower cost of the wine coming from 2015 harvest, which since the 3Q2016 has been offset by the new cost of the wine coming from 2016 harvest, which registered a drop of 21% on the grape production.

3.      Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 8.8% to Ch$131,637 million in 2016 compared to Ch$120,942 million in 2015. As a percentage of sales, SG&A reached 27.7%.

4.      Operating Income

During 2016, the Operating Income increased 9.7% totaling Ch$51,359 million in comparison to Ch$46,813 million in 2015. The operating margin as a percentage of sales increased 27bp from 10.5% registered in 2015, reaching a 10.8% over total sales. The increase was driven by higher sales and a positive impact from FX fluctuations, being offset by the recognition of the new harvest (2016) in the results during the third quarter.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

10

5.      Operating Income plus Depreciation and Amortization

In the first nine months of 2016, the Operating Income plus Depreciation and Amortization increased 7.3% totaling Ch$67,328 million in comparison to Ch$62,750 million in 2015. The operating income plus depreciation and amortization margin as a percentage of sales reached 14.2%, as compared to the 14.1% registered in 2015.

6.      Non-Operating Income

The Non-Operating Income registered a loss of Ch$5,152 million in comparison to the loss of Ch$3,870 million registered in 2015.

Financial expenses remained in line with the 2015 totaling Ch$7,435 million in 2016, in comparison to the Ch$7,408 million obtained during the same period of 2015.

As of September 30th, 2016, Net Financial Debt2 amounted to Ch$193,841 million, representing a decrease of Ch$36,430 million as compared to the Net Financial Debt as of September 30th, 2015.

7.      Net Income and Earnings per Share (EPS)

Finally, the Net Income totaled Ch$34,057 million, registering an increase of 7.4% in 2016. The figure over sales reached 7.2%. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$45.6 per share in comparison to Ch$42.5 registered during 2015.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

11

Balance Sheet

Assets

As of September 30th, 2016, Viña Concha y Toro consolidated assets totaled Ch$999,557 million, representing an increase of 1.8% in comparison to September 30th, 2015, mainly due to a higher level of Inventories and Account Receivables.

Liabilities

As of September 30th, 2016, Net Financial Debt3 amounted to Ch$193,841 million, representing a decrease of Ch$36,430 million as compared to the Net Financial Debt as of September 30th, 2015.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 147 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,337 hectares of vineyards in Chile; 1,140 hectares in Argentina and 469 in the U.S (As of September 30th, 2016).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,507 employees and is headquartered in Santiago, Chile (As of September 30th, 2016).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

12

Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	3Q2016	3Q2015	Change	9M 2016	9M 2015	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Income from ordinary activities	169,800,467	170,206,249	-0.2%	475,247,227	444,128,241	7.0%
Cost of sales	(105,870,472)	(102,362,361)	3.4%	(293,841,231)	(275,683,001)	6.6%

Gross Profit	63,929,995	67,843,888	-5.8%	181,405,996	168,445,240	7.7%

Other income by function	2,319,062	380,668	509.2%	2,925,367	1,152,299	153.9%
Distribution costs	(37,638,673)	(37,525,794)	0.3%	(103,852,517)	(95,365,618)	8.9%
Administrative expenses	(10,489,421)	(8,585,510)	22.2%	(27,784,935)	(25,576,758)	8.6%
Other expenses by function	(454,074)	(896,835)	-49.4%	(1,334,967)	(1,841,850)	-27.5%

Operating Income	17,666,889	21,216,417	-16.7%	51,358,944	46,813,313	9.7%

Financial income	84,692	84,524	0.2%	631,829	505,195	25.1%
Financial expenses	(2,663,352)	(2,452,382)	8.6%	(7,435,237)	(7,408,035)	0.4%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	2,377,806	3,287,365	-27.7%	2,510,242	4,245,365	-40.9%
Exchange differences	(265,892)	(1,512,802)	-82.4%	(932,688)	(449,742)	107.4%
Income/expense by adjustment units	10,171	(340,474)	-103.0%	73,525	(762,968)	-109.6%

Income before tax	17,210,314	20,282,648	-15.1%	46,206,615	42,943,128	7.6%
Income tax expense	(3,680,331)	(4,485,442)	-17.9%	(11,877,770)	(11,028,192)	7.7%

Net Income	13,529,983	15,797,206	-14.4%	34,328,845	31,914,936	7.6%

Net income attributable to owners of the company	13,512,239	15,826,333	-14.6%	34,057,391	31,714,482	7.4%
Net income attributable to non-controling interests	17,744	(29,127)	-160.9%	271,454	200,454	35.4%
Operating Income plus Depreciation and Amortization	23,889,005	27,169,373	-12.1%	67,327,648	62,750,444	7.3%
Operating Income	17,666,889	21,216,417	-16.7%	51,358,944	46,813,313	9.7%
Depreciation	5,894,097	5,675,675	3.8%	15,220,853	15,127,750	0.6%
Amortization	328,019	277,281	18.3%	747,851	809,381	-7.6%

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

13

Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	September 30, 2016	September 30, 2015
Assets

Cash and cash equivalents	25,393,040	22,930,475
Inventories	265,359,683	266,131,823
Accounts receivable	175,905,794	172,428,932
Biological current assets	13,753,679	13,095,216
Other current assets	30,343,687	39,912,609
Total current assets	510,755,883	514,499,055

Property, plant & equipment, net	355,525,410	348,029,560
Investments accounted for using the equity method	21,898,929	22,394,617
Other non current assets	111,376,422	97,102,233
Total non current assets	488,800,761	467,526,410
Total assets	999,556,644	982,025,465

Liabilities
Other current financial liabilities	126,913,161	87,401,838
Other current liabilities	197,858,125	178,313,668
Total current liabilities	324,771,286	265,715,506

Other non-current financial liabilities	115,501,770	229,911,835
Other non current liabilities	52,196,452	49,139,118
Total non current liabilities	167,698,222	279,050,953

Total Liabilities	492,469,508	544,766,459

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	419,183,370	384,822,261
Other reserves	2,357,031	-33,019,601
Net equity attributable to parent comp. shareholders	505,719,191	435,981,450
Non-controlling interest	1,367,945	1,277,556
Total Equity	507,087,136	437,259,006
Total liabilities and Equity	999,556,644	982,025,465

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

14